UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Shared Hospital Services

File No. 001-08789- CF#22295

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American Shared Hospital Services submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 14, 2008.

Based on representations by American Shared Hospital Services that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30a	through April 24, 2015
Exhibit 10.30b	through April 24, 2015
Exhibit 10.57	through July 14, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel